March 27, 2008

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           MAXXAM Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2006
filed April 2, 2007 (the” Form 10-K”)
Response to letter dated August 10, 2007
File No. 1-03924

Dear Ms. Cvrkel:

We are responding to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 2, 2007 regarding the Form 10-K.  Our response repeats in italics each of the questions and comments contained in the Staff’s August 2, 2007 letter.

1.
We note from your response to our prior comment 1 that you will amend the Form 10-K to include BDO's report of the audit of Sam Houston Race Park, Ltd. covering the years ended December 31, 2006, 2005, and 2004. Please revise your filing to include the separate report of BDO as soon as possible. Additionally, since your amended filing is considered your next "future filing," please include revisions related to our comments in this letter and our letter dated June 8, 2007.

The Company has received BDO’s consent to include BDO’s report on the financial statements of Sam Houston Race Park, Ltd. (“SHRP”) covering the years ended December 31, 2006 and 2005 in the Company’s 2007 Form 10-K.  The Company’s independent registered public accounting firm, Deloitte & Touche, performed the audit of SHRP for the year ended December 31, 2007.

The Company will include BDO’s audit report covering the years December 31, 2006 and 2005 in its 2007 Form 10-K..

Additionally, the Company will include new disclosures related to the Staff’s June 8, 2007 and August 2, 2007 comment letters in the Company’s 2007 Form 10-K.

2.
We note from your response to our prior comment 10 that you do not believe that you are required to include separate financial statements of Goldman Sachs Global Alpha Fund, L.P. even. though the income from your investment in 2005 was material to net income (loss) before income taxes and cumulative effect of accounting change. However, we believe that if your investment is considered an equity method investment, and you meet the significance tests in Item 1-02(w) of Regulation S-X. above the 20% significance level, you are required by Rule 3-09 of Regulation S-X to include separate financial statements of the entity in which you have the equity investment. Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements. Therefore, we continue to believe that. you should amend your annual report on Form 10-K to include the financial statements of Goldman Sachs Global Alpha Fund LP for the same annual audited periods as the financial statements presented in the Company's Form 10-K. Also, please include audited financial statements of this entity for periods in which either the first or third condition set. forth in Rule 1-02(w) of Regulation S-X is met. Based on your response, it appears that audited financial statements are required for 2005. Please note that if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

Additionally, we believe that paragraph 20(d) is applicable to your investments and when material, summarized information as to assets, liabilities, and results of operations of the investee should be presented in the notes or in separate statements, either individually or in groups, as appropriate. Please revise future flings accordingly.

Please note that on October 26, 2007, the Company submitted a waiver request to the Office of the Chief Accountant (DCAO) related to financial statements requirements under Rule 3-09 of Regulation S-X.  On November 6, 2007, DCAO denied the Company’s waiver request.  On January 4, 2008, the Company provided additional information to DCAO, and again requested a waiver, which was denied on January 14, 2008.  On March 6, 2008, the Company provided additional facts to the DCAO and subsequently submitted a final waiver request.  On March 25, 2008 a waiver was granted.  As permitted by the waiver, the Company will include the 2005 audited financial statements for Goldman Sachs Global Alpha Fund LP in its 2007 Form 10-K, but will not be required to file the unaudited financial statements for 2006 or 2007.  Additionally, the Company will provide the disclosures required under Rule 4-08(g) of Regulation S-X for all the periods presented in the Company’s 2007 Form 10-K.

3.
We note from your response to our prior comment 11 that: third-party valuation and discounted cash flow analysis provide the basis for your conclusions regarding the realizability of the property, plant and equipment and timber and timberlands. As previously requested, please revise your disclosure in the "critical accounting policies" section of MD&A to disclose all significant assumptions used in the analysis made to determine realizability of these assets, For example, in the discounted net cash flows analysis related to timber and timberlands, please explain each assumption used on a year by year basis such as discount rate, expected revenue growth, etc.

Due to the deconsolidation of the Company’s forest products segment, the forest products assets specifically referred to in the comment are no longer a part of the Company’s consolidated balance sheet.  Accordingly, disclosures regarding these specific assets are no longer a part of the “critical accounting policies” section of the Company’s MD&A.

The Company will, however, disclose the significant assumptions and information utilized by management in its impairment analysis regarding long-lived assets on the Company’s balance sheet at December 31, 2007 in its 2007 Form 10-K.

4.	Please file your response letter dated July 10, 2007, as well as any future response letters to our comments, in electronic form on the EDGAR system, identified as "correspondence."

As requested by the Staff, the Company will file its July 9, 2007 letter and this letter regarding the Staff’s comments via the EDGAR system.

The Company believes it has appropriately responded to the Staff’s comment contained in the Staff’s letter dated June 8, 2007 and subsequent letter dated August 2, 2007. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation.  We would appreciate an expedited closure to our comments to assist us in ensuring we have appropriately considered these matters in the Company’s 2007 Form 10-K.  Please do not hesitate to call the undersigned, M. Emily Madison, Vice President, Finance of the Company, at (713) 267-3783 with any questions or if we may provide the Staff with any additional information.  We would also be pleased to visit to answer any questions that the Staff may have.

Thank you for your assistance.

Sincerely yours,

M. Emily Madison
Vice President, Finance